Mail Stop 4561

February 13, 2009

Via U.S. Mail

Mr. V. Chase McCrea III
Home Solutions of America, Inc.
1340 Poydras Street
Suite 1800
New Orleans, LA 70112

> **Re: Home Solutions of America, Inc.**
> **Items 4.01 and 4.02 Form 8-K**
> **Filed February 12, 2009**
> **File No. 1-31711**

Dear Mr. McCrea:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 12, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1. When you engage a new independent accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Item 4.02 Non-Reliance on Previously Issued Financial Statement or a Related Audit Report or Completed Interim Review

2. Please revise your filing to include a description within Item 4.02 of the information provided by your auditors that caused them to conclude that your previously issued consolidated financial statements for the quarterly periods ending March 31, 2006, June 30, 2006 and September 30, 2006, and for the year ending December 31, 2006 should not be relied upon. Further, to the extent their conclusion is due to the revenue recognition issue discussed within Item 4.01, please elaborate on your description of this issue.

3. We note that you are evaluating your auditor's notification. Please tell us your timeline for your evaluation of whether the accounting treatment was a departure from U.S. GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

V. Chase McCrea III
Home Solutions of America, Inc.
February 13, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. The letter required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Any questions regarding the Item 4.01 Form 8-K, please contact Mark Rakip at 202.551.3573. For questions regarding the aspects of Item 4.02 of Form 8-K as noted above, please contact the undersigned at 202.551.3295.

        Sincerely,

        Jennifer Monick
        Senior Staff Accountant